                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                           Clarion Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   180606 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 William Blair Mezzanine Capital Fund III, L.P.
                          Attention: Terrance M. Shipp
                              222 West Adams Street
                             Chicago, Illinois 60606

                                 with a copy to:
                              Laurence R. Bronska
                                Winston & Strawn
                              35 West Wacker Drive
                            Chicago, Illinois 60601
                                 (312) 558-5600
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 27, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 180606 10 5             13D                         PAGE 2 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Fund III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    29,591,797 (1)(2)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    29,591,797 (1)(2)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,591,797 (1) (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------
(1) Power is exercised through its sole general partner, William Blair Mezzanine Capital Partners III, L.L.C.
(2) Assumes beneficial ownership of 19,744,000 shares of common stock underlying the 34,552 shares of Series A Convertible Preferred Stock held by the Reporting Person. See Item 6.
(3) Based on 44,237,984 shares of common stock outstanding as of December 27, 2002, and assumes the conversion of the Reporting Person's shares of Series A Convertible Preferred Stock into common stock. See Note (2) above and
     Item 6.

CUSIP NO. 180606 10 5             13D                         PAGE 3 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    29,591,797 (1)(2)(3)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    29,591,797 (1)(2)(3)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,591,797 (1)(2) (3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund III, L.P.
(2) Power is exercised through its members, William Blair & Company, L.L.C., and Wilblairco Associates, and its Initial Managing Directors, Timothy J. MacKenzie, Terrance M. Shipp and Marc J. Walfish.
(3) Assumes beneficial ownership of 19,744,000 shares of common stock underlying the 34,552 shares of Series A Convertible Preferred Stock held by the Reporting Person. See Item 6.
(4) Based on 44,237,984 shares of common stock outstanding as of December 27, 2002, and assumes the conversion of the Reporting Person's shares of Series A Convertible Preferred Stock into common stock. See Note (3) above and
     Item 6.

CUSIP NO. 180606 10 5             13D                         PAGE 4 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair & Company, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    29,591,797 (1)(2)(3)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    29,591,797 (1)(2)(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,591,797 (1)(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Power is exercised through its principals listed on Schedule I to this Amendment No. 6 to Schedule 13D.
(3) Assumes beneficial ownership of 19,744,000 shares of common stock underlying the 34,552 shares of Series A Convertible Preferred Stock held by the Reporting Person. See Item 6.
(4) Based on 44,237,984 shares of common stock outstanding as of December 27, 2002, and assumes the conversion of the Reporting Person's shares of Series A Convertible Preferred Stock into common stock. See Note (3) above and
     Item 6.

CUSIP NO. 180606 10 5             13D                         PAGE 5 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Timothy J. MacKenzie
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    29,591,797 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    29,591,797 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,591,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Assumes beneficial ownership of 19,744,000 shares of common stock underlying the 34,552 shares of Series A Convertible Preferred Stock held by the Reporting Person. See Item 6.
(3) Based on 44,237,984 shares of common stock outstanding as of December 27, 2002, and assumes the conversion of the Reporting Person's shares of Series A Convertible Preferred Stock into common stock. See Note (2) above and
     Item 6.

CUSIP NO. 180606 10 5             13D                         PAGE 6 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Terrance M. Shipp
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    29,591,797 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    29,591,797 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,591,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Assumes beneficial ownership of 19,744,000 shares of common stock underlying the 34,552 shares of Series A Convertible Preferred Stock held by the Reporting Person. See Item 6.
(3) Based on 44,237,984 shares of common stock outstanding as of December 27, 2002, and assumes the conversion of the Reporting Person's shares of Series A Convertible Preferred Stock into common stock. See Note (2) above and
     Item 6.

CUSIP NO. 180606 10 5             13D                         PAGE 7 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marc J. Walfish
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    29,591,797 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    29,591,797 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,591,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Assumes beneficial ownership of 19,744,000 shares of common stock underlying the 34,552 shares of Series A Convertible Preferred Stock held by the Reporting Person. See Item 6.
(3) Based on 44,237,984 shares of common stock outstanding as of December 27, 2002, and assumes the conversion of the Reporting Person's shares of Series A Convertible Preferred Stock into common stock. See Note (2) above and
     Item 6.

CUSIP NO. 180606 10 5             13D                         PAGE 8 OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilblairco Associates
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    29,591,797 (1)(2)(3)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    29,591,797 (1)(2)(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,591,797 (1)(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3% (4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Power is exercised through its principals listed on Schedule II to the Amendment No. 4 to Schedule 13D and incorporated herein by this reference.
(3) Assumes beneficial ownership of 19,744,000 shares of common stock underlying the 34,552 shares of Series A Convertible Preferred Stock held by the Reporting Person. See Item 6.
(4) Based on 44,237,984 shares of common stock outstanding as of December 27, 2002, and assumes the conversion of the Reporting Person's shares of Series A Convertible Preferred Stock into common stock. See Note (3) above and
     Item 6.

Item 1.       Security and Issuer.

         This statement constitutes Amendment No. 6 (the "Amendment No. 6 to
Schedule 13D") to the Statement on Schedule 13D filed with the Securities Exchange Commission ("SEC") on July 21, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 2, 2001 (the "Amendment No. 1 to Schedule 13D"), as amended by Amendment No. 2 filed with the SEC on April 20, 2001 (the "Amendment No. 2 to Schedule 13D"), as amended by Amendment No. 3 filed with the SEC on May 2, 2001 (the "Amendment No. 3 to Schedule 13D"), as amended by Amendment No. 4 filed with the SEC on December 3, 2001 (the "Amendment No. 4 to Schedule 13D"), as amended by Amendment No. 5 filed with the SEC on December 21, 2001 (the "Amendment No. 5 to Schedule 13D"), and relates to the shares of common stock, $0.001 par value (the "Common Stock"), and Series A Convertible Preferred Stock, $0.001 par value, of Clarion Technologies, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 38 W. Fulton, Suite 400, Grand Rapids, Michigan 49503. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Amendment No. 5 to Schedule 13D, and if not defined therein, in the Amendment No. 4 to Schedule 13D, and if not defined therein, in the Amendment No. 3 to Schedule 13D, and if not defined therein, in the Amendment No. 2 to Schedule 13D, and if not defined therein, in the Amendment No. 1 to Schedule 13D, and if not defined therein, in the Original
Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated as follows:

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the Original Note (as defined below) and the Original Warrant (as defined below) consisted of Thirty Million Dollars ($30,000,000) (of which $5,339,619 was allocated to the Original Warrant) of working capital invested by Mezzanine Fund. The "Original Note" means the Senior Subordinated Note dated July 21, 2000 in the principal amount of Thirty Million Dollars ($30,000,000) to the order of Mezzanine Fund. The "Original Warrant" means the Warrant to Purchase 2,847,797 shares of Common Stock issued to Mezzanine Fund on July 21, 2000. The Original Note and Original Warrant were filed as Exhibits 3 and 4 to the Original Schedule 13D, respectively, and are incorporated herein by reference. On August 2, 2000, Mezzanine Fund fully exercised the Original Warrant and tendered $284.78 constituting the exercise price of $0.0001 for each of the 2,847,797 shares of Common Stock subject to the Original Warrant. The source of funds used to exercise the Original Warrant consisted of working capital of Mezzanine Fund.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the First Amendment Note (as defined below) and the First Amendment Warrant (as defined below) consisted of Two Million Dollars ($2,000,000) (of which $100,000 was allocated to the First Amendment Warrant) of working capital invested by Mezzanine Fund. The "First Amendment Note" means the First Amendment Senior Subordinated Note dated April 20, 2001 in the principal amount of Two Million Dollars ($2,000,000) to the order of Mezzanine Fund. The "First Amendment Warrant" means the Warrant to Purchase 2,000,000 shares of Common Stock issued to Mezzanine Fund on April 20, 2001. The First Amendment Note and the First Amendment Warrant were filed as Exhibits 4 and 5 to the Amendment No. 2 to Schedule 13D, respectively, and are incorporated herein by reference. On December 19, 2001, Mezzanine Fund fully exercised the First Amendment Warrant and tendered $200.00 constituting the exercise price of $0.0001 for each of the 2,000,000 shares of Common Stock subject to the First Amendment Warrant. The source of funds used to exercise the First Amendment Warrant consisted of working capital of Mezzanine Fund.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the Second Amendment Note (as defined below) and the Second Amendment Warrant (as define below) consisted of One Million Dollars ($1,000,000) (of which $50,000 was allocated to the Second Amendment Warrant) of working capital invested by Mezzanine Fund. The "Second Amendment Note" means the Second Amendment Senior Subordinated Note dated December 6, 2001 in the principal amount of One Million Dollars ($1,000,000) to the order of Mezzanine Fund. The "Second Amendment Warrant" means the Warrant to Purchase 5,000,000 shares of Common Stock issued to Mezzanine Fund on December 6, 2001. The Second Amendment Note and the Second Amendment Warrant were filed as Exhibits 3 and 4 to the Amendment No. 4 to Schedule 13D, respectively, and are incorporated herein by reference. On December 19, 2001, Mezzanine Fund fully exercised the Second Amendment Warrant and tendered $500.00 constituting the exercise price of $0.0001 for each of the 5,000,000 shares of Common Stock subject to the Second Amendment Warrant. The source of funds used to exercise the Second Amendment Warrant consisted of working capital of Mezzanine Fund.

         The Original Note, the First Amendment Note and the Second Amendment Note are collectively referred to herein as the "Notes" and the Original Warrant, the First Amendment Warrant and the Second Amendment Warrant are collectively referred to herein as the "Warrants".

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the Series A Preferred (as defined below) consisted of an exchange with the Issuer (the "Exchange") by Mezzanine Fund of $23,852,128 aggregate principal amount on the Notes, together with all accrued interest on the Notes in the amount of $10,699,222, for a total consideration of $34,551,350, pursuant to an Exchange Agreement dated as of December 27, 2002 (the "Exchange Agreement"). The "Series A Preferred" means the 34,552 shares of Series A Convertible Preferred Stock, par value $0.001 per share, which is convertible into 19,744,000 shares of common stock and has the other rights and designations set forth in the Certificate of Designations of Clarion Technologies, Inc. for Series A Convertible Preferred Stock (the "Certificate of Designations"). The Certificate of Designations and the Exchange Agreement are incorporated herein by reference at Exhibits 2 and 3, respectively. The exchange of principal and interest on the Notes was the sole consideration used by the Mezzanine Fund for purchase of the Series A Preferred.

Item 4.       Purpose of Transaction.

         Item 4 is amended and restated as follows:

         Mezzanine Fund acquired the Original Warrant in connection with the purchase of the Original Note pursuant to a Senior Subordinated Loan Agreement dated July 21, 2000, by and among Issuer, Issuer's subsidiaries party thereto and Mezzanine Fund (the "Original Loan Agreement"), which was filed as Exhibit 2 to the Original Schedule 13D, and is incorporated herein by reference. Under the terms of the Original Loan Agreement, Issuer is bound by affirmative and negative covenants and will remain bound by certain of the covenants as long as Mezzanine Fund owns 50% of the Original Warrant or the shares into which the Original Warrant is exercisable.

         The Original Warrant provides that Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting as long as Mezzanine Fund and its direct transferees own 50% or more of the Original Warrant or the shares into which the Original Warrant is exercisable. The First Amendment to Senior Subordinated Loan Documents (as defined below) provides that the Issuer's obligation to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting is suspended until further notice from Mezzanine Fund.

         Mezzanine Fund acquired the First Amendment Warrant in connection with the purchase of the First Amendment Note pursuant to a Waiver, Consent and First Amendment to Senior Subordinated Loan Documents dated April 17, 2001, by and among Issuer, Issuer's subsidiaries party thereto, Mezzanine Fund and certain additional lenders party thereto (the "First Amendment to Senior Subordinated Loan Documents"), which was filed as Exhibit 2 to the Amendment No. 3 to
Schedule 13D and is incorporated herein by reference.

         Mezzanine Fund acquired the Second Amendment Warrant in connection with the purchase of the Second Amendment Note pursuant to a Second Amendment to Senior Subordinated Loan Documents dated December 6, 2001, by and among Issuer, Issuer's subsidiaries party thereto, Mezzanine Fund and certain additional lenders party thereto (the "Second Amendment to Senior Subordinated Loan Documents", and collectively with the Original Senior Subordinated Loan Agreement, and the First Amendment to Senior Subordinated Loan Documents, the "Loan Agreement") which was filed as Exhibit 2 to Amendment No. 4 to Schedule 13D and is incorporated herein by reference.

         Mezzanine Fund exercised the Original Warrant in full on August 2, 2000. Mezzanine Fund exercised both the First Amendment Warrant and the Second Amendment Warrant in full on December 3, 2001. Mezzanine Fund acquired the Original Warrant Shares, the First Amendment Warrant Shares and the Second Amendment Warrant Shares for investment purposes. Depending on market conditions and other facts that Mezzanine Fund may deem material to its investment decision, Mezzanine Fund may purchase additional shares of Common Stock of Issuer in the open market or in private transactions or may sell an as yet undetermined amount of shares of Common Stock pursuant to transactions exempt from registration under federal securities laws or, after effectiveness of the registration statement(s) filed by the Issuer, pursuant to a Registration Rights Agreement dated July 21, 2000 between Issuer and Mezzanine Fund (the "Original Registration Rights Agreement"), as amended by the First Amendment to Senior Subordinated Loan Documents, as amended by the Second Amendment to Senior Subordinated Loan Documents. The Original Registration Rights Agreement was filed as Exhibit 5 to the Original Schedule 13D, the First Amendment to Senior Subordinated Loan Documents was filed as Exhibit 2 to the Amendment No. 2 to
Schedule 13D, the Second Amendment to Senior Subordinated Loan Documents was filed as Exhibit 2 to Amendment No. 4 to Schedule 13D, and these three agreements are incorporated herein by reference.

         Mezzanine Fund acquired the 34,552 shares of Series A Preferred in connection with the Issuer's comprehensive debt and equity restructuring plan (the "Restructuring"). Mezzanine Fund exchanged $23,852,128 aggregate principal amount on the Notes (together with all accrued interest on the Notes in the amount of $10,699,222) for such shares pursuant to the Exchange Agreement, and $9,147,872 aggregate principal amount on the Notes remains outstanding. The shares of Series A Preferred are convertible at Mezzanine Fund's option into shares of common stock in an amount determined by multiplying the number of shares to be converted by $1,000 and dividing that result by the conversion price then in effect, initially $1.75. The shares of Series A Preferred currently held by Mezzanine Fund are convertible into 19,744,000 shares of common stock of the Issuer.

         In connection with the debt and equity restructuring plan of Issuer referenced above, Mezzanine Fund and Issuer entered into an Amended and Restated Senior Loan Agreement dated as of December 27, 2002 (the "Amended and Restated Loan Agreement"), amending and restating the Original Loan Agreement, and an Amended and Restated Registration Rights Agreement dated as of December 27, 2002 (the "Amended and Restated Registration Rights Agreement"), amending and restating the Original Registration Rights Agreement. The Amended and Restated Loan Agreement and the Amended and Restated Registration Rights Agreement are incorporated herein by reference at Exhibits 4 and 5, respectively.

         Present Plans or Proposals. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.       Interest in Securities of Issuer.

         Item 5 is amended and restated as follows:

         (a)

         Mezzanine Fund

         The aggregate number of shares that Mezzanine Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 29,591,797 shares of Common Stock, which constitutes approximately 46.3% of the outstanding shares of Common Stock.

         Blair General Partner

         As the sole general partner of Mezzanine Fund, Blair General Partner may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 29,591,797 shares of Common

Stock, which constitutes approximately 46.3% of the outstanding shares of Common Stock. Blair General Partner disclaims beneficial ownership of all such shares of Common Stock.

         Blair

         As a member of Blair General Partner, Blair may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 29,591,797 shares of Common Stock, which constitutes approximately 46.3% of the outstanding shares of Common Stock. Blair disclaims beneficial ownership of all such shares of Common Stock.

         Blairco

         As a member of Blair General Partner, Blairco may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 29,591,797 shares of Common Stock, which constitutes approximately 46.3% of the outstanding shares of Common Stock. Blairco disclaims beneficial ownership of all such shares of Common Stock.

         MacKenzie

         As an Initial Managing Director of Blair General Partner, MacKenzie may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 29,591,797 shares of Common Stock, which constitutes approximately 46.3% of the outstanding shares of Common Stock. MacKenzie disclaims beneficial ownership of all such shares of Common Stock.

         Shipp

         As an Initial Managing Director of Blair General Partner, Shipp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 29,591,797 shares of Common Stock, which constitutes approximately 46.3% of the outstanding shares of Common Stock. Shipp disclaims beneficial ownership of all such shares of Common Stock.

         Walfish

         As an Initial Managing Director of Blair General Partner, Walfish may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 29,591,797 shares of Common Stock, which constitutes approximately 46.3% of the outstanding shares of Common Stock. Walfish disclaims beneficial ownership of all such shares of Common Stock.

         (b)

         Mezzanine Fund

         Acting through its sole general partner, Mezzanine Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 29,591,797 shares of Common Stock.

         Blair General Partner

         Acting through its Initial Managing Directors and in its capacity as the sole general partner of Mezzanine Fund, Blair General Partner may be deemed to have the sole power to vote or to direct the vote and dispose or to direct the disposition of 29,591,797 shares of Common Stock.

         Blair

         Acting through its principals and in its capacity as a member of Blair General Partner, which is the sole general partner of Mezzanine Fund, Blair may be deemed to have shared power with Blairco, MacKenzie, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 29,591,797 shares of Common Stock held by Mezzanine Fund.

         Blairco

         Acting through its principals and in its capacity as a member of Blair General Partner, which is the sole general partner of Mezzanine Fund, Blairco may be deemed to have shared power with Blair, MacKenzie, Shipp and Walfish to vote or to direct the vote or to dispose or to direct the disposition of 29,591,797 shares of Common Stock held by Mezzanine Fund.

         MacKenzie

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, MacKenzie may be deemed to have shared power with Blair, Blairco, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 29,591,797 shares of Common Stock held by Mezzanine Fund.

         Shipp

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Shipp may be deemed to have shared power with MacKenzie, Blair, Blairco and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 29,591,797 shares of Common Stock held by Mezzanine Fund.

         Walfish

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Walfish may be deemed to have shared power with MacKenzie, Blair, Blairco and Shipp to vote or to direct the vote and to dispose or to direct the disposition of 29,591,797 shares of Common Stock held by Mezzanine Fund.

         (c) Except as set forth in Items 3, 4 and 6 of this Amendment No. 6 to
Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Common Stock during the past sixty (60) days.

         (d)      None.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and restated as follows:

         Original Warrant. Mezzanine Fund exercised the Original Warrant on August 2, 2000, pursuant to its terms, for an exercise price of $0.0001 for each of the 2,847,797 shares of Common Stock subject to the Original Warrant (the "Original Warrant Shares"). Certain terms of the Original Warrant survive its exercise. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's capital stock, the holder of the Original Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan. The Original Warrant provides that, as long as Mezzanine Fund and its direct transferees own 50% or more of the Original Warrant Shares, Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting. The First Amendment to Senior Subordinated Loan Documents provides that the Issuer's obligation to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting is suspended until further notice from Mezzanine Fund.

         First Amendment Warrant. Mezzanine Fund exercised the First Amendment Warrant on December 19, 2001, pursuant to its terms, for an exercise price of $0.0001 for each of the 2,000,000 shares of Common Stock subject to the First Amendment Warrant (the "First Amendment Warrant Shares"). Certain terms of the First Amendment Warrant survive its issuance. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's capital stock, the holder of the First Amendment Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan.

         Second Amendment Warrant. Mezzanine Fund exercised the Second Amendment Warrant on December 19, 2001, pursuant to its terms, for an exercise price of $0.0001 for each of the 5,000,000 shares of Common Stock subject to the Second Amendment Warrant (the "Second Amendment Warrant Shares" and together with the Original Warrant Shares, and the First Amendment Warrant Shares, the "Warrant Shares"). Certain terms of the Second Amendment Warrant survive its issuance. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's Capital Stock, the holder of the Second Amendment Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan.

         Registration Rights. Mezzanine Fund, as holder of the Warrant Shares, has certain registration rights with respect to the registration of the Warrant Shares pursuant to the Original Registration Rights Agreement, as amended by the First Amendment to Senior Subordinated Loan Documents, as amended by the Second Amendment to Senior Subordinated Loan Documents. Subsequent to July 21, 2001, Mezzanine Fund is entitled, at its option, to request registration under the Securities Act of all the Warrant Shares or, if only a portion of the Warrant Shares, in minimum increments of 300,000 shares of Common Stock (a "Demand Registration"). Mezzanine Fund has three Demand Registrations without regard to the form upon which Issuer files a Registration Statement and no more than two Demand Registrations in any twelve month period with respect to Registration Statements filed by Issuer on Form S-3. In addition, Issuer grants Mezzanine Fund piggyback registration rights with respect to offerings by

Issuer for its own account or for the account of any of its securityholders of shares of Common Stock.

         Series A Preferred. Mezzanine Fund, as a holder of shares of the Series A Preferred, has the rights and preferences for such shares as set forth in the Certificate of Designations. Dividends on the Series A Preferred accrue on a daily basis at a rate of 12% per annum. If a dividend payment default occurs, dividends will accrue at the rate of 15% per annum. Dividends are payable in cash. At any time and from time to time, Mezzanine Fund may convert shares of Series A Preferred into shares of common stock of the Issuer, in an amount determined by multiplying the number of shares to be converted by $1,000 and dividing that result by the conversion price then in effect, initially $1.75. The conversion price is subject to adjustment as a result of subdivisions or combinations of common stock, reorganizations, reclassifications, consolidations, mergers, sales of all or substantially all of the Issuer's assets, or if the Issuer, in certain circumstances, issues common stock at below fair market value prices. At any time after June 30, 2004, Mezzanine Fund may convert accrued and unpaid dividends on such shares into a number of shares of common stock of the Issuer computed by dividing the amount of accrued and unpaid dividends by the conversion price then in effect. All conversion rights of the shares of Series A Preferred cease upon redemption of such shares.

         The Series A Preferred is subject to optional redemption by the Issuer after the earlier of July 21, 2003 or a fundamental change (as defined in the Certificate of Designations). Following the occurrence of a change in ownership, fundamental change or event of noncompliance (as each is defined in the Certificate of Designations), the holders of a majority of the outstanding Series A Preferred may also request a special redemption of all or any portion of such shares. The shares of Series A Preferred are subject to mandatory redemption on June 30, 2007. If the funds of the Issuer legally available for redemption of the Series A Preferred are insufficient to redeem such shares on any redemption date, then as consideration for that portion not redeemed, the holder is entitled to receive a redemption promissory note accruing interest at a rate of 15% per annum. Such redemption notes are deemed to be, and are entitled to all of the rights and privileges of, the Notes.

         The Series A Preferred is entitled to certain special voting rights, including that the Issuer shall not, without the holders of at least a majority of the shares thereof, (i) create or authorize any new class or series of capital stock having equal or senior rights to the Series A Preferred; (ii) enter into a material transaction, including a merger, reorganization, change of ownership or sale of assets unless the Issuer receives sufficient consideration to redeem all shares of Series A Preferred; (iii) create or assume any indebtedness other than as permitted by the Amended and Restated Loan Agreement;
(iv) change the terms of any existing indebtedness in a manner which is more restrictive on the Issuer; (v) materially increase the commitments under the senior indebtedness; (vi) liquidate, wind up or dissolve the Corporation (or suffer any liquidation or dissolution) unless as a result of such transaction there is sufficient cash or other assets available to permit the Issuer to pay to holders of Series A Preferred the redemption price for each such share; (vii) amend, restate or waive any provision of the Issuer's Bylaws, Certificate of Incorporation or any designations thereto in a material manner; (viii) pay certain dividends; (ix) redeem or repurchase any Junior Securities (as defined in the Certificate of Designations); (x) prepay the principal on the Notes; (xi) permit there to exist any lien other than permitted liens under the Amended and Restated Loan Agreement; or (xii) enter into affiliate transactions. Mezzanine Fund also has certain rights with respect to attendance at board meetings and the selection of members of the board of directors.

         Shares of Series A Preferred issued to Mezzanine Fund include a put option that requires the Issuer to repurchase shares of Series A Preferred having an aggregate value up to $1,151,765.28 after January 1, 2005 (based on a per share value of $1,000). The put option is not exercisable (i) at any time during which payment of such put option by the Issuer would be prohibited by law or under the terms of the Loan Agreement or any other indebtedness of the Issuer or (ii) if there exists or would exist as a result of such purchase an event of noncompliance under the Certificate of Designations. The put option expires upon the earliest to occur of (i) the payment in full by the Issuer of the amounts thereunder upon exercise of the put option; (ii) the failure by the Issuer to make any interest or principal payment on the Notes when due under the Original Loan Agreement; (iii) the failure of the Issuer to pay accrued and unpaid dividends on the Series A Preferred in cash to each holder of Series A Preferred on any "Dividend Reference Date" (as defined in the Certificate of Designations) beginning with June 30, 2004; and (iv) redemption in full of all such put shares. The terms of the put option are set forth in that certain Put Agreement dated as of December 27, 2002 between the Issuer and Mezzanine Fund, incorporated herein by reference at Exhibit 6.

         Exhibits. The Original Warrant and the Original Registration Rights Agreement were filed as Exhibits 4 and 5 to the Original Schedule 13D, respectively, and are incorporated herein by this reference. The First Amendment Warrant and the First Amendment to Senior Subordinated Loan Documents were filed as Exhibits 5 and 2 to the Amendment No. 2 to Schedule 13D, respectively, and are incorporated herein by this reference. The Second Amendment Warrant and the Second Amendment to Senior Subordinated Loan Documents were filed as Exhibits 4 and 2 to Amendment No. 4 to Schedule 13D, respectively, and are incorporated herein by this reference. The above brief summaries of some of the provisions of these documents are subject to qualification in their entirety by reference to the full text of such documents filed as Exhibits to the Original Schedule 13D, the Amendment No. 2 to Schedule 13D, and the Amendment No. 4 to Schedule 13D.

         Except as set forth herein or in the Exhibits filed herewith or with the Original Schedule 13D, the Amendment No. 2 to Schedule 13D or the Amendment No. 4 to Schedule 13D, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of
Schedule 13D of the Act with respect to the shares owned by the Reporting
Persons.

Item 7.       Materials to be Filed as Exhibits.

         Exhibit 1 Agreement pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G.

         Exhibit 2 Certificate of Designations of Clarion Technologies, Inc. for Series A Convertible Preferred Stock (incorporated by reference to Exhibit 1 on the Issuer's Report on Form 8-K, filed on January 2, 2003)

         Exhibit 3 Exchange Agreement dated as of December 27, 2002 between Clarion Technologies, Inc. and each of the holders of Notes named therein (incorporated by reference to Exhibit 3 on the Issuer's Report on Form 8-K, filed on January 2,
                       2003)

         Exhibit 4 Amended and Restated Senior Loan Agreement dated as of December 27, 2002 between Clarion Technologies, Inc. and its subsidiary companies party thereto, William Blair Mezzanine Capital Fund III, L.P. and the other lenders party thereto (incorporated by reference to Exhibit 4 on the Issuer's Report on Form 8-K, filed on January 2,
                       2003)

         Exhibit 5 Amended and Restated Registration Rights Agreement dated as of December 27, 2002 between Clarion Technologies, Inc., William Blair Mezzanine Capital Fund III, L.P. and the other lenders party thereto (incorporated by reference to Exhibit 5 on the Issuer's Report on Form 8-K, filed on January 2, 2003)

         Exhibit 6 Put Agreement dated as of December 27, 2002 between Clarion Technologies, Inc. and William Blair Mezzanine Capital Fund III, L.P. (incorporated by reference to
                       Exhibit 6 on the Issuer's Report on Form 8-K, filed on January 2, 2003)

         Exhibit 7     Powers of Attorney

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2002       WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.,
                                a Delaware Limited Partnership

                                By: William Blair Mezzanine Capital Partners III, L.L.C., its General Partner

                                By:    /s/ Terrance M. Shipp*
                                       -----------------------------------------
                                Name:  Terrance M. Shipp
                                Title: Initial Managing Director

                                WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.

                                By:    /s/ Terrance M. Shipp*
                                       -----------------------------------------
                                Name:  Terrance M. Shipp
                                Title: Initial Managing Director

                                WILBLAIRCO ASSOCIATES

                                By:    /s/ Timothy M. Murray
                                       -----------------------------------------
                                Name:  Timothy M. Murray
                                Title: Partner

                                WILLIAM BLAIR & COMPANY, L.L.C.

                                By:    /s/ Timothy L. Burke*
                                       -----------------------------------------
                                Name:  Timothy L. Burke
                                Title  Principal


                                TIMOTHY J. MACKENZIE

                                /s/ Timothy J. MacKenzie*
                                ------------------------------------------------
                                Timothy J. MacKenzie

                                TERRANCE M. SHIPP

                                /s/ Terrance M. Shipp*
                                ------------------------------------------------
                                Terrance M. Shipp


                                MARC J. WALFISH

                                /s/ Marc J. Walfish*
                                ------------------------------------------------
                                Marc J. Walfish

*By:  /s/ Matthew D. O'Meara
----------------------------
Matthew D. O'Meara
Attorney-in-Fact

                                   SCHEDULE I

                         WILLIAM BLAIR & COMPANY, L.L.C.
                       PRINCIPALS AS OF DECEMBER 27, 2002
A.      The following principals all have a business address of:

        William Blair & Company, L.L.C.
        222 West Adams Street
        Chicago, Illinois 60606

        Name                                                Citizenship

        JAMES J. ARADO                                      USA
        STEVEN J. ASHBY                                     USA
        NOLAN H. BAIRD, JR.                                 USA
        MICHAEL P. BALKIN                                   USA
        JAMES L. BARBER                                     USA
        JOHN A. BARONE                                      USA
        MICHAEL W. BARONE                                   USA
        CUSHMAN BISSELL                                     USA
        BOWEN BLAIR                                         USA
        EDWARD McC. BLAIR                                   USA
        EDWARD McC. BLAIR, JR.                              USA
        ROBERT D. BLANK                                     USA
        DOUGLAS BLAUW                                       USA
        MARK G. BRADY                                       USA
        JOHN J. BRANSFIELD, JR.                             USA
        KARL BREWER                                         USA
        ROBERT C. BRIDGES                                   USA
        KATHLEEN WIELAND BROWN                              USA
        KENTON BROWN                                        USA
        HARVEY H. BUNDY, III                                USA
        TIMOTHY L. BURKE                                    USA
        JOSEPH J. BURRELLO                                  USA
        GEORGE K. BUSSE                                     USA
        STEPHEN CAMPBELL                                    USA
        RUSSELL R. CAMPION                                  USA
        THOMAS F. CAMPION                                   USA
        ELLEN CARNAHAN                                      USA
        ROBERT W. CARTWRIGHT                                USA
        CANDIDA M. CASEY                                    USA
        DAVID G. CHANDLER                                   USA
        MARC W. CHRISTMAN                                   USA
        JAMES J. CONNORS                                    USA
        E. DAVID COOLIDGE, III                              USA
        CHRISTOPHER A. COTTER                               USA
        THOMAS J. CROGHAN                                   USA
        BENJAMIN W. CURTIS                                  USA

        MICHAEL T. DAVIS                                    USA
        EDWARD J. DELLIN                                    USA
        KELLEY R. DRAKE                                     USA
        JOHN M. DRAPER                                      USA
        ROSA M. EBLING                                      USA
        STEPHEN E. ELKINS                                   USA
        JOHN R. ETTELSON                                    USA
        CHRISTINE N. EVANS KELLY                            USA
        DAVID T. FARINA                                     USA
        FRANCIS C. FARWELL                                  USA
        BRENT FELITTO                                       USA
        F. CONRAD FISCHER                                   USA
        FREDERICK FISCHER                                   USA
        ROBERT C. FIX                                       USA
        ANTHONY FLANAGAN                                    USA
        CHARLES W. FREEBURG                                 USA
        MARK A. FULLER, III                                 USA
        GLENN GANDOLFI                                      USA
        JOHN R. GARDNER                                     USA
        WINTON GIBBONS                                      USA
        JOEL K. GOMBERG                                     USA
        RICHARD D. GOTTFRED                                 USA
        JOHN K. GREENE                                      USA
        THOMAS L. GREENE                                    USA
        W. GEORGE GREIG                                     USA
        PHILLIP E. GUTMAN, JR.                              USA
        MARCO HANIG                                         USA
        JOHN HARRIS                                         USA
        J. TERRY HEATH                                      USA
        DWIGHT E. HELM                                      USA
        ELIZABETH M. HENNESSY                               USA
        JAMES P. HICKEY                                     USA
        PAUL HINDSLEY                                       USA
        ANTHONY HOBAN                                       USA
        CHARLES H. HODGES, IV                               USA
        JOHN P. HUBER                                       USA
        MORTIMER G. HUBER                                   USA
        WILLIAM IANNESSA                                    USA
        STEPHEN D. JACOBSON                                 USA
        EDGAR D. JANNOTTA                                   USA
        DAVID M. JONES                                      USA
        JOHN JOSTRAND                                       USA
        RICHARD S. KAPLAN                                   USA
        BRIAN L. KASAL                                      USA
        WILLIAM O. KASTEN                                   USA
        THEODORE C. KAUSS, JR.                              USA
        JOHN P. KAYSER                                      USA
        MATTHEW P. KEREKES                                  USA
        KATHLEEN KIDDER                                     USA
        RICHARD M. KING                                     USA
        RICHARD P. KIPHART                                  USA
        CHARLES J. KRAFT, III                               USA

        ALBERT J. LACHER                                    Switzerland
        JOSEPH F. LaMANNA                                   USA
        THOMAS LANCTOT                                      USA
        LOUISE LANE                                         USA
        MARK LANE                                           USA
        ROBERT C. LANPHIER, IV                              USA
        IAN LARKIN                                          USA
        ALAN A. LAZZARA                                     USA
        LAURA J. LEDERMAN                                   USA
        DANIEL B. LIDAWER                                   USA
        MATTHEW LITFIN                                      USA
        DAVID K. MABIE                                      USA
        DOUGLAS L. MABIE                                    USA
        JAMES W. MABIE                                      USA
        TIMOTHY J. MacKENZIE                                USA
        ANNETTE MARKER                                      USA
        KELLY J. MARTIN                                     USA
        LOUI L. MARVER                                      USA
        RALPH MASTRANGELO                                   USA
        JAMES D. McKINNEY                                   USA
        CARLETTE C. McMULLAN                                USA
        JAMES M. McMULLAN                                   USA
        MARK MILLER                                         USA
        ARDA M. MINOCHERHOMJEE                              USA
        COREY A. MINTURN                                    USA
        JUDITH B. MORLEY                                    USA
        RICHARD F. MORRIS                                   USA
        DAVID W. MORRISON                                   USA
        TERRENCE G. MULDOON                                 USA
        TIMOTHY M. MURRAY                                   USA
        MICHELLE MUSOLINO                                   USA
        BENTLEY M. MYER                                     USA
        ROBERT D. NEWMAN                                    USA
        GREGG S. NEWMARK                                    USA
        DANIEL J. NICHOLS                                   USA
        JOHN F. O'TOOLE                                     USA
        BRETT PASCHKE                                       USA
        R. SCOTT PATTERSON                                  USA
        WILLIAM T. PATTERSON                                USA
        WILLIAM G. PERLITZ                                  USA
        MICHAEL A. PITT                                     USA
        GREGORY J. PUSINELLI                                USA
        PETER RAPHAEL                                       USA
        PHILLIP W. REITZ                                    USA
        DAVID RICCI                                         USA
        STACEY RIDDELL                                      USA
        WILLIAM J. RODDY                                    USA
        DANIEL J. ROESNER                                   USA
        JEFFREY S. ROSENBERG                                USA
        ERIC B. ROWLEY                                      USA
        STEVEN M. RYAN                                      USA

        ALFRED J. SALVINO                                   USA
        THOMAS J. SALVINO                                   USA
        NEAL L. SELTZER                                     USA
        BARBARA J. SEMENS                                   USA
        WILLIAM B. SEMMER                                   USA
        RICHARD K. SHEINER                                  USA
        TERRANCE M. SHIPP                                   USA
        ARTHUR J. SIMON                                     USA
        CHRISTOPHER R. SPAHR                                USA
        RITA J. SPITZ                                       USA
        JOHN B. STEBBINS                                    USA
        PHILLIP STEKL                                       USA
        THOMAS H. STORY                                     USA
        RAYMOND J. TEBOREK                                  USA
        MARK A. TIMMERMAN                                   USA
        SAMUEL TINAGLIA                                     USA
        NORBERT W. TRUDERUNG                                USA
        W. JAMES TRUETTNER, JR.                             USA
        FRANCO TURRINELLI                                   USA
        JEFFREY URBINA                                      USA
        ERIC VANDEROEF                                      USA
        MARC J. WALFISH                                     USA
        BENNET WANG                                         USA
        JAMES E. WASHBURN                                   USA
        DANIEL J. WILSON                                    USA
        THOMAS A. WILSON, JR.                               USA

B.      The following principal has a business address of:

        William Blair & Company, L.L.C.
        343 Sansome Street
        Suite 1210
        San Francisco, California 94104

        Name                                 Citizenship

        MARK McNAY                           USA

C.      The following principals have a business address of:

        William Blair & Company, L.L.C.
        Stockerstrasse 46
        8039 Zurich, Switzerland

        Name                                 Citizenship

        RETO B. BARUFFOL                     Switzerland
        CHRISTOPH B. FUCHS                   Switzerland

D. The principal business of William Blair & Company, L.L.C., is as an investment banker, securities broker/dealer and investment manager. All of the principals listed above, except as noted below, have as their principal occupations one or more of these activities or the administrative support for these activities.

        MacKenzie, Shipp and Walfish are also Initial Managing Directors of William Blair Mezzanine Capital Partners III, L.L.C.